Contact

www.linkedin.com/in/benrozen
(LinkedIn)

Top Skills

Start-up Leadership
Start-up Ventures
New Business Development

Languages

English (Native or Bilingual)
Russian (Native or Bilingual)
Spanish (Elementary)

Certifications

Harvard Business Analytics Program
New York State Attorney at Law

Honors-Awards

Best Honors Thesis in Social Sciences Award
Certificate of Participation and Honors
NYSBA Mediation Competition (runner-up)

Publications

Sixth Circuit Acknowledges the Broad Scope Of 28 USC § 1782, Authorizing Discovery For Use In Foreign Private Commercial Arbitration
The Pitfalls of Badly Written Contracts and Poorly Negotiated Deals: Lessons from the Tennis World
Enforceability of Asset Recovery Contingency Agreements
NB! Issues of Particular Importance in Cross-Border Contracts
U.S. Approach to Jurisdiction

Ben A. Rozenshteyn

Entrepreneur & Attorney | Co-Founder of ImmunoHealth & Normopharm | Scaling Science-Backed Wellness | Restaurateur
United States

Summary

Entrepreneur and attorney passionate about turning science into practical solutions for consumer health.

I’m currently developing and scaling ImmunoHealth – a family-founded precision food intolerance testing company with over 25 years of proven results in the U.S. and abroad. Using a proprietary ELISA IgG interpretation method, ImmunoHealth translates immune system signals into science-backed, personalized wellness guidance. This approach has helped tens of thousands of clients address chronic symptoms linked to delayed-type food sensitivities, restore optimal nutrition, and improve long-term health outcomes.

I also serve as Co-Founder and Strategic Advisor to Normopharm, a nutraceutical brand specializing in evidence-based mood stabilization supplements. Our flagship product, lithium ascorbate, delivers a highly bioavailable form of lithium shown to support emotional balance, cognitive function, and neuroprotection, with emerging research indicating potential benefits in Alzheimer’s and other neurodegenerative conditions.

Before building in healthtech, I co-founded and scaled a multimillion-dollar consumer protection class action practice - Gucovschi Rozenshteyn, PLLC - advocating for individuals against deceptive and harmful business practices. That work shaped my commitment to transparency, evidence, and measurable outcomes. Principles I now bring into the wellness space.

While studying Law and Business Analytics, I earned multiple honors:

Winner – Harvard Business Platforms Competition
Runner-up – NY State Bar Association Mediation Competition

Competitor – 26th Willem C. Vis International Commercial Arbitration Moot (Vienna)
Best Thesis – "The Syrian Microcosm and the Neorealist Perspective on Stability Through Bipolarity"

My work has been published in Legal World and other outlets on topics from consumer rights to due diligence in international deals. Today, my mission is clear: merge legal rigor with scientific innovation to empower people with tools that genuinely improve their health and quality of life.

———

Experience

SUKA SUSHI
Co-Founder
April 2025 - Present (1 year 2 months)
New York, United States

Fresh. Fast. Fun.
We're reinventing takeout sushi with our patent-pending to-go packaging.
Each roll is crafted daily with premium ingredients for the perfect bite anytime, anywhere.
New York City

Normopharm Inc
Co-Founder & Strategic Advisor
January 2025 - Present (1 year 5 months)
Delaware, United States

Driving the U.S. launch of a proven international biotech brand with millions in global sales and two decades of scientific development. Normopharm's lithium ascorbate is the first and only patented use formulation of its kind, designed to support mood stability, cognitive performance, and emotional resilience.

In my role, I lead U.S. market penetration strategy, investor relations, and high-impact partnerships — translating a track record of success abroad into sustainable growth in one of the fastest-growing wellness markets. My focus: position Normotim as the trusted leader in intelligent daily supplementation.

ImmunoHealth
President
January 2020 - Present (6 years 5 months)

Miami, Florida, United States

Gucovschi Rozenshteyn, PLLC
Partner
January 2021 - June 2025 (4 years 6 months)
New York, United States

Klishin & Partners (МКА "Клишин и Партнеры")
Legal Intern
June 2018 - August 2018 (3 months)
Moscow, Russian Federation

Summer Intern
Assisted with cases pertaining to common law jurisdictions.
Co-authored an article on common law jurisdiction which appeared in the 221st issue of Russian Law Association’s journal (Юридический Мир) (https://elibrary.ru/item.asp?id=35594150)

Education

Cardozo School of Law
Juris Doctor, Alternative Dispute Resolution Honors Society

Harvard Business Analytics Program
Executive Education, Business Analytics (18 Months) · (January 2021 - June 2022)

Yeshiva University
Honors BA: Economics | AA: Judaic Studies, Schottenstein Honors Program: Economics/Pre-Law